EXHIBIT 99.1

DeFi Technologies to Manage Nuvve's HYPE Treasury Strategy Through Newly Launched DeFi Advisory Business Line

•	DeFi Technologies has launched its DeFi Advisory business line to provide institutional-grade digital asset treasury solutions for public companies, offering asset management, trade execution, and strategic advisory through an integrated platform.
•	The Advisory division's first mandate is with Nuvve Holding Corp., which has appointed DeFi Technologies to manage its HYPE token treasury strategy, including custody, OTC execution via Stillman Digital, and performance optimization.
•	DeFi Technologies will earn recurring management fees based on treasury AUM, paid quarterly in either equity or cash, reinforcing the Company's scalable, fee-based business model as public market participation in digital assets accelerates.

TORONTO, July 21, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance, is pleased to announce that its newly launched DeFi Advisory business line has been engaged to act as the asset manager for Nuvve Holding Corp.'s (Nasdaq: NVVE) recently announced HYPE treasury strategy.

Nuvve, a global leader in vehicle-to-grid (V2G) technology and grid modernization, has expanded its corporate treasury policy to include HYPE - the native token of Hyperliquid and one of the world's fastest-growing decentralized exchanges (DEX). The investment reflects Nuvve's commitment to long-term growth, digital innovation, and responsible participation in the decentralized finance ecosystem.

DeFi Advisory, established to provide institutional-grade digital asset treasury solutions for public companies, will oversee secure custody, execute OTC transactions, and manage active strategies to optimize the performance of Nuvve's HYPE position. Compensation for these services will be paid quarterly based on a percentage of AUM in the form of either equity (warrants or shares) or cash, at Nuvve's discretion. The agreement also includes the use of Stillman Digital, a DeFi Technologies subsidiary, to execute OTC transactions and support Nuvve's ongoing digital asset purchases.

"DeFi Advisory represents a significant evolution in our business model - transforming our existing research and execution infrastructure into a dedicated, institutional-grade service offering," said Olivier Roussy Newton, CEO of DeFi Technologies. "As more public companies evaluate digital asset strategies, there's a clear need for credible, compliant, and customized advisory solutions. Through this partnership with Nuvve, we're demonstrating how public market participants can strategically engage with the decentralized economy in a secure and scalable way."

This new DeFi Advisory business line positions DeFi Technologies to further capitalize on the accelerating wave of public digital asset treasury companies being formed across global markets. With proven in-house infrastructure in Exchange Traded Products (ETPs), trading, custody, and research, DeF Technologies is uniquely equipped to support these companies in navigating go-public transactions, managing digital asset portfolios, and executing institutional-grade trades, all under one roof.

The DeFi Advisory division complements DeFi Technologies's existing business units, enabling a multi-pronged approach to supporting the next generation of digital asset companies. Additional mandates are already in the pipeline and expected to be announced in the coming months.

About Nuvve Holding Corp.
Nuvve Holding Corp. (NASDAQ: NVVE) is a global leader accelerating the electrification of transportation through its proprietary vehicle-to-grid (V2G) technology. Nuvve's platform enables electric vehicles to store and discharge energy, transforming EVs into mobile energy resources and helping to stabilize the grid. Nuvve's mission is to lower the cost of EV ownership while supporting the transition to a cleaner, more resilient energy infrastructure.

For more information, visit www.nuvve.com

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the appointment of DeFi Advisory as the asset manager for Nuvve; the business plans of DeFi Advisory; returns generated by DeFi Advisory pursuant to its asset management mandates; ; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/defi-technologies-to-manage-nuvves-hype-treasury-strategy-through-newly-launched-defi-advisory-business-line-302509284.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/21/c5703.html

%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 21-JUL-25